PRAXIS PRECISION MEDICINES, INC.

99 High Street, 30th Floor

Boston, MA 02110

March 8, 2024

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Jessica Dickerson

Re:	Praxis Precision Medicines, Inc.

Registration Statement on Form S-3

Filed March 5, 2024

File No. 333-277656

To the addressee set forth above:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Praxis Precision Medicines, Inc. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-277656, the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on March 12, 2024, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Jennifer A. Yoon at (617) 880-4540.

If you have any questions regarding the foregoing, please do not hesitate to contact Jennifer A. Yoon of Latham & Watkins LLP at (617) 880-4540. Thank you in advance for your consideration.

Very truly yours,
Praxis Precision Medicines, Inc.

By:	/s/ Marcio Souza
	Name:	Marcio Souza
	Title:	Chief Executive Officer

cc:	Alex Nemiroff, Praxis Precision Medicines, Inc. Jennifer A. Yoon, Latham & Watkins LLP